La Fayette Franchise, Inc.



ANNUAL REPORT

2332 Galiano Street, 2nd floor

Coral Gables, FL 33134

(305) 342-4756

http://www.lesmoulinslafayetteusa.com/

This Annual Report is dated June 15, 2021.

BUSINESS

Our business development consists of franchising in the U.S.A. a canadian bakery concept. First, we sell our concept to franchisees who then handle the upfront investment to build bakeries.

From each franchisees, we collect the original franchise fees ($30k), a training fee ($5k), a royalty fee (6% of gross revenue per year) and a marketing fee (1% of gross revenue per year).

La Fayette Franchise provides franchisees support with strategic location selection, lease negotation, architect process and equipment process. We also train future franchisees on operating procedures, business management and customer service.

La fayette Franchise owns no restaurant ourselves, thereby mitigating the risk for ourselves and our investors.

Our concept heavily simplifies bakery operations thanks to an artisanal production facility which supplies franchisees with all the baked goods. Therefore, we offer to future franchisees an attractive and "easy to run" business.

Previous Offerings

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

no previous offering

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Franchising is a low investment business.

In 2021, our ongoing fundraising will finance advisors fees, marketing expenses, and sales team. Considering our fundraising performance at the end of March 2021 (more than $230k raised), we would be able to cover our operating expenses till the end of this year without revenue generation.

Foreseeable major expenses based on projections:

Major ongoing expenses will be:

- Professional fees (franchise advisor, lawyers, accountant: $50K)

- Marketing fees (tools, campaigns, event attendance: $50k).

- Team salary and operating expenses ($100K)

Future operational challenges:

We have received many inquiries from potential franchisees, even before launching our marketing campaign scheduled in April 2021. Our goal is to convert some of these leads to franchise contracts.

Future challenges related to capital resources:

Thanks to our fundraising momentum, we should achieve our target of more than $300k of funds raised.

Future milestones and events:

The forthcoming signing of franchise contracts would allow us to plan future bakery openings.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $9,636.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Nicolas Billaud
Amount Owed: $5,650.00
Interest Rate: 0.0%
During the period ending December 31, 2020, the Company received net advances totaling $5,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company. The advances are unsecured, non-interest bearing, and due on demand.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

If the below data is accurate please copy it in to the Directors and Officers field below it

Name: Nicolas Billaud

Nicolas Billaud's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO
Dates of Service: May 26, 2020 - Present
Responsibilities: Development strategy, finance, and legal matters. Nicolas received $9,000 as salary in 2020 and currently does not take any stock compensation.

Other business experience in the past three years:

Employer: Barnes Commercial Real Estate

Title: Managing Partner
Dates of Service: January 01, 2014 - December 31, 2019
Responsibilities: Broker in commercial real estate

Other business experience in the past three years:

Employer: Les Moulins La Fayette USA, LLC
Title: Manager
Dates of Service: August 14, 2015 - Present
Responsibilities: Finance, Legal

Name: Vincent Poudras

Vincent Poudras's current primary role is current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-CEO
Dates of Service: May 26, 2020 - Present
Responsibilities: Development strategy and business operations. Vincent received $9,000 as salary in 2020 and currently does not take any stock compensation.

Other business experience in the past three years:

Employer: Les Moulins La Fayette USA, LLC
Title: Manager
Dates of Service: August 14, 2015 - Present
Responsibilities: Business operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Nicolas Billaud
Amount and nature of Beneficial ownership: 500,000
Percent of class: 50.0

Title of class: Common Stock
Stockholder Name: Vincent Poudras
Amount and nature of Beneficial ownership: 500,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Nicolas Billaud
Relationship to Company: Director
Nature / amount of interest in the transaction: During the period ending December 31, 2020, the Company received net advances totaling $5,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company.
Material Terms: The advances are unsecured, non-interest bearing and due on demand.

OUR SECURITIES

Our authorized capital stock consists of 1,214,000 shares of common stock, par value $5 per share. As of December 31, 2020, 1,000,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]
none
[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, franchising the Les Moulins La Fayette bakery brand in the US. Our revenues are therefore dependent upon the market demand for such bakery goods.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have similar products on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent or similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

La Fayette Franchise LLC was formed on May 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. La Fayette Franchise LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that La Fayette Franchise is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on La Fayette Franchise, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on La Fayette Franchise, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

La Fayette Franchise, Inc.

By /s/ *Nicolas Billaud*

    Name: Nicolas Billaud

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

LA FAYETTE FRANCHISE INC

FINANCIAL STATEMENTS

As of December 31, 2020

(Unaudited)

11:27 AM
02/26/21
Accrual Basis

LA FAYETTE FRANCHISE INC
Profit & Loss
January through December 2020

		Jan - Dec 20
Ordinary Income/Expense		
Expense		
Advertising and Promotion		
Startengine Platform Fees	2,275.00	
Advertising and Promotion - Other	22,092.71	
Total Advertising and Promotion		24,367.71
Automobile Expense		131.66
Bank Service Charges		122.44
Business Licenses and Permits		113.75
Meals and Entertainment		78.70
Office Expense		342.43
Office Supplies		33.99
Payroll Expenses		
Officer Salary	20,852.65	
Total Payroll Expenses		20,852.65
Payroll Taxes		
FICA - MC	302.36	
FICA - SS	1,292.87	
FUTA	84.00	
SUTA	378.00	
Total Payroll Taxes		2,057.23
Postage and Delivery		43.35
Professional Fees		
Accounting Fees	1,750.00	
Consulting Fees	17,258.20	
Franchise Fees	12,150.00	
Legal Fees	7,343.50	
Media Development Fees	11,575.15	
Total Professional Fees		50,076.85
Rent Expense		369.23
Travel Expense		228.56
Web Site Expenses		406.98
Total Expense		99,225.53
Net Ordinary Income		-99,225.53
Other Income/Expense		
Other Income		
Other Income		76.00
Total Other Income		76.00
Net Other Income		76.00
Net Income		**-99,149.53**

11:27 AM
02/26/21
Accrual Basis

LA FAYETTE FRANCHISE INC
Balance Sheet
As of December 31, 2020

		Dec 31, 20
ASSETS		
Current Assets		
Checking/Savings		
Bank of America *7270		9,636.19
Total Checking/Savings		9,636.19
Total Current Assets		9,636.19
TOTAL ASSETS		**9,636.19**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Due to Member		5,650.00
Payroll Tax Liabilities		4,909.88
Total Other Current Liabilities		10,559.88
Total Current Liabilities		10,559.88
Total Liabilities		10,559.88
Equity		
Members Equities		
Equity Prime Trust LLC	97,225.84	
Total Members Equities		97,225.84
Opening Balance Equity		1,000.00
Net Income		-99,149.53
Total Equity		-923.69
TOTAL LIABILITIES & EQUITY		**9,636.19**

LA FAYETTE FRANCHISE INC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-99,149.53
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due to Member	5,650.00
Payroll Tax Liabilities	4,909.88
Net cash provided by Operating Activities	-88,589.65
FINANCING ACTIVITIES	
Members Equities:Equity Prime Trust LLC	97,225.84
Opening Balance Equity	1,000.00
Net cash provided by Financing Activities	98,225.84
Net cash increase for period	9,636.19
Cash at end of period	**9,636.19**

LA Fayette Franchise Inc

Notes to the Financial Statements

As of December 31, 2020

1. Organization and Purpose

LA Fayette Franchise Inc (the "Company"), is a corporation organized under the laws of the state of Delaware. The company was formed by the members for the purpose of a bakery concept franchise.

2. Summary of significant accounting policies

A summary of the Company's significant accounting polices applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted (GAAP) in the United States. Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company adopted the calendar year as its basis of reporting.

c) Cash Equivalents

Cash and cash equivalents include cash held in domestic financial institutions. For the period ended December 31, 2020, the Company's cash position includes its operating bank account.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, global competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the result of its operations.

4. Related Party Transactions

During the period ended May 31, 2020, the Company received advances totaling $13,650 from a member of the Company. These advances pertained to organizational costs incurred on behalf of the Company. As of December 31, 2020, the Company has repaid $8,000 to its member. The advances are unsecured, non-interest bearing and due on demand.

5. Subsequent Event

The Company has filed and initiated an offering of its common stock pursuant to a Regulation Crowdfunding offering at $5.00 per share, with an initial maximum offering amount of $1,070,000. As of February 16, 2021, a total of $188,495 has been raised. No additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Nicolas Billaud, Principal Executive Officer of La Fayette Franchise, Inc., hereby certify that the financial statements of La Fayette Franchise, Inc. included in this Report are true and complete in all material respects.

Nicolas Billaud

Principal Executive Officer